UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VISANT CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	333-120386	90-0207604
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

357 Main Street Armonk, New York	10504
(Address of principal executive offices)	(Zip Code)

James Simpson, Senior Vice President, Chief Financial Officer, (914) 595-8200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Visant Corporation is a marketing and publishing services enterprise primarily servicing the school affinity, educational and trade publishing and packaging segments. Our three reportable segments as of December 31, 2014 consisted of:

•	Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•	Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•	Publishing and Packaging Services—provides services in conjunction with the development, marketing, sale and production of books, book components and packaging.

As part of our conflict minerals compliance program, we undertook to determine whether the products we manufactured or contracted to manufacture during the period from January 1, 2014 through December 31, 2014 contained 3TG (as defined below) necessary to the functionality or production of such products. “3TG” is defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold. We purchase gold in connection with our scholastic segment and we buy certain other products to fulfill requirements within our scholastic segment that incorporate components containing tin or gold.

We assessed all of our products based on available information in order to determine which products contain 3TG and which products may contain 3TG. We then inquired with our relevant suppliers of materials, components or products which reasonably could be expected to contain 3TG in order to determine whether or not such materials, components or products did in fact contain 3TG. Supplier engagement was in conjunction with our country of origin inquiry, and employed a combination of measures reasonably designed to determine whether any 3TG supplied originated in the Democratic Republic of the Congo (DRC) or any country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”), or did not come from recycled or scrap sources. Our primary means of determining country of origin of 3TG was conducting a supply-chain inquiry with our direct suppliers eliciting, as applicable, information regarding (i) the presence of 3TG contained in materials supplied to us, (ii) the refiner or smelter of the 3TG, (iii) the country of origin of the 3TG, (iv) whether the 3TG came from scrap or recycled sources and (v) other relevant information regarding the supplier’s (or its sub-supplier’s) practices concerning 3TG.

Based on the inquiries described above, we have no reason to believe that the 3TG contained in materials, components or products supplied to us and included in our products for the period covered by this report originated in any of the Covered Countries or did not come from recycled or scrap sources.

In accordance with the requirements under Rule 13p-1 under the Securities Exchange Act of 1934, the above disclosure may be found on our website at http://www.visant.net under the “Governance” link, in addition to the principles pertaining to the sourcing of 3TG we have adopted. The reference to our website does not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this report.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VISANT CORPORATION

Date: June 1, 2015	/s/ James Simpson
James Simpson
Senior Vice President, Chief Financial Officer (Principal Financial Officer)